Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions)
Income before income taxes	$1,497	$1,161	$901	$660	$377
Plus fixed charges:
Interest expense including amortization of debt issuance costs	39	34	71	77	78
Assumed interest element included in rent expense	27	21	21	17	16

	66	55	92	94	94

Adjusted earnings	1,563	1,216	993	754	471
Fixed charges	(66)	(55)	(92)	(94)	(94)

Excess of earnings to cover fixed charges	$1,497	$1,161	$901	$660	$377

Ratio of earnings to fixed charges (1)	23.68	22.29	10.84	8.02	5.01

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.